Exhibit 99.1

MINISO Group to Report 2026 June Quarter and Interim Financial Results on August 28, 2026

GUANGZHOU, China, August 14, 2026 /PRNewswire/ -- MINISO Group Holding Limited (NYSE: MNSO; HKEX: 9896) (“MINISO”, “MINISO Group” or the “Company”), a global high-growth value retailer offering a variety of trendy lifestyle products featuring distinctive IP designs, today announced that it plans to release its 2026 June quarter and interim financial results before the U.S. market opens on Friday, August 28, 2026.

The Company’s management will hold an earnings conference call at 5:00 A.M. Eastern Time on Friday, August 28, 2026 (5:00 P.M. Beijing Time on the same day) to discuss the financial results. Simultaneous interpretation in English will be provided during the conference call. The conference call can be accessed via the following methods:

Access 1

Join Zoom meeting.

Zoom link: https://zoom.us/j/92213968231?pwd=6BiFT3ctp5uUiNjunNOPuKtKIadH7g.1

Meeting Number: 922 1396 8231

Meeting Passcode: 9896

Access 2

Listeners of the meeting may access the call by dialing the following numbers and using the same meeting number and passcode as access 1.

United States:	+1 689 278 1000 (or +1 719 359 4580)
Hong Kong, China:	+852 5803 3730 (or +852 5803 3731)
United Kingdom:	+44 203 481 5237 (or +44 131 460 1196)
France:	+33 1 7037 9729 (or +33 1 7037 2246)
Singapore:	+65 3158 7288 (or +65 3165 1065)
Canada:	+1 438 809 7799 (or +1 204 272 7920)

Access 3

Listeners of the meeting can also access the call through the Company’s investor relations website at https://ir.miniso.com/.

The replay will be available approximately two hours after the conclusion of the live event at the Company's investor relations website at https://ir.miniso.com/.

About MINISO Group

MINISO Group is a global high-growth value retailer offering a variety of trendy lifestyle products featuring distinctive IP designs. Since opening our first store in Chinese mainland in 2013, the Company has successfully built two brands – "MINISO" and "TOP TOY". The Company's flagship brand "MINISO" has grown into a globally recognized retail brand that offers a frequently-refreshed assortment of lifestyle products through an extensive store network worldwide. The Company's products cover diverse consumer needs and consumers are drawn to MINISO for our products' trendiness, creativeness, high quality and affordability. For more information, please visit https://ir.miniso.com/.

Investor Relations Contact

MINISO Group Holding Limited

Email: ir@miniso.com

Phone: +86 (20) 36228788 Ext.8039